FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                    REPORT OF FOREIGN PRIVATE ISSUER

                  PURSUANT TO RULE 13A-16 OR 15D-16 OF

                   THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 1998


                          TURBODYNE TECHNOLOGIES INC.
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              (Translation of registrant's name into English)

      Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
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                  (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                  Form 20-F  X     Form 40-F
                           ------           ------

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes           No  X
                           ------       ------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
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                               SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TURBODYNE TECHNOLOGIES INC.
                                   ---------------------------
                                        (Registrant)


Date:    JUNE 1, 1998              By: ANDREW LEE
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                                      /S/ ANDREW LEE
                                      ------------------------
                                        (Signature)*

    *Print the name and title of the signing officer under his signature

THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 85(1) OF THE SECURITIES ACT.

     FORM 27
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                               SECURITIES ACT
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MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


ITEM 1.   REPORTING ISSUER
          ----------------

          TURBODYNE TECHNOLOGIES INC.
          Suite 510, 1090 West Pender Street
          Vancouver, British Columbia  V6E 2N7

          Telephone:  604-682-8854
          Facsimile:  604-688-8621

ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------

          May 26, 1998

ITEM 3.   PRESS RELEASE
          -------------

          May 26, 1998

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------

               Turbodyne Technologies Inc. ("Turbodyne") announced that a major European vehicle and engine manufacturer has selected Turbodyne's Turbopac[TM] models 1500 and 2200 for incorporation as standard equipment on three classes of engines being manufactured for the 1999 model year.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------

          Turbodyne announced that a major European vehicle and engine manufacturer has selected Turbodyne's Turbopac[TM] models 1500 and 2200 for incorporation as standard equipment on three classes of engines being manufactured for the 1999 model year.

          "This is the first breakthrough for Turbodyne with respect to a major original equipment manufacturer, and is the culmination of more than three years of joint development and product evaluation under the program management of Dr. William Woollenweber, Turbodyne's Executive Vice-President," said Turbodyne's Chairman Edward Halimi.

          The decision to select the Turbopac[TM] was finalized earlier this month between executives of the manufacturer and the Turbodyne team, headed by Dr. Woollenweber and including Mr. David Willett, Turbodyne's Vice President of Electronic Power Systems.

          Final logistical arrangements, exchange of installation drawings, and timetables were discussed last week at the manufacturer's headquarters in Europe, during a visit by Edward Halimi, Turbodyne Europe's Dr. Peter Hofbauer, technical director, and Mr. Peter Kitzinski, financial director, and Mr. John Singleton, Turbodyne's Chief Operating Officer and CFO.

          According to the terms of the confidential agreement between the companies, Turbodyne is prohibited from disclosing the name of the manufacturer until vehicles and engines equipped with Turbopacs[TM] reach the marketplace for the 1999 model year. Shipments of Turbopacs[TM] to the manufacturer are expected during the fourth quarter of 1998.

          "Turbodyne has been conducting joint development and product evaluation programs with most of the major American and European vehicle and engine manufacturers for several years," said Dr. William Woollenweber. "Considering the dramatic performance and fuel economy improvements, emissions reductions and engine cold start capabilities of using Turbodyne technology, we expect selection of Turbodyne products by other manufacturers in the future."

          Turbodyne Systems, the high technology division of Turbodyne, manufactures, designs, markets and develops patented pollution-reduction, fuel economy and performance enhancing technology for internal combustion engines in the automotive, transportation, construction, marine, agriculture, mining, military and power generation industries. Turbodyne's light metals division is a manufacturer of machined aluminum castings and a leading supplier to the automotive industry.

          Offices and plants are located in Carpinteria, La Mirada, Encinitas and Woodland Hills, CA; Ensenada and Mexico City, Mexico; Northants, England; Frankfurt, Germany; Vancouver, Canada; and Paris, France.

ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT
          ------------------------------------

          Not applicable.

ITEM 7.   OMITTED INFORMATION
          -------------------

          Not applicable.

ITEM 8.   SENIOR OFFICERS
          ---------------

          Mr. Walter F. Ware
          President & Chief Executive Officer
          c/o Turbodyne Technologies Inc.
          21700 Oxnard Street
          Suite 1550, Warner Center
          Woodland Hills, California 91367

          Telephone: (800) 350-2031
          Facsimile: (818) 593-2284

ITEM 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------

          The foregoing accurately discloses the material change referred to herein.


 JUNE 1, 1998
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Date

 ANDREW O.D. LEE
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(signature)

 ANDREW O.D. LEE
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Name

 CORPORATE SECRETARY
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Position

 VANCOUVER, BRITISH COLUMBIA
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Place of Declaration